COMMUNITY FINANCIAL CORPORATION

June 13, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	Community Financial Corporation Form 10-K for the Fiscal Year Ended March 31, 2006 File No. 0-18265

Dear Ms. Sweeney:

This letter is in response to your additional inquiry dated June 8, 2007 concerning the unrealized loss on four available-for-sale securities as reported on our March 31, 2006 form 10-K. Per your request we propose to include the following information in our form 10-K for our fiscal year ended March 31, 2007:

The above chart includes preferred stock issued by government agencies that are investment grade or better. One of the preferred stock issues is the Freddie Mac preferred series L with a par value of $50 per share. At March 31, 2007, this preferred stock issue had a fair value of $1,011,360 and unrealized loss of $219,765. The dividend rate of this issue resets every five years based on the five year treasury rate. The next dividend reset date for this security is December 31, 2009. During the fiscal year, management engaged an investment advisor to assist in the determination of the expected fair value of this preferred issue at the next dividend reset date and to assess for any potential permanent impairment. Management anticipates that the fair value of this issue will approximate the security's par value on the next dividend reset date. The Corporation has the intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Please contact me if you should have additional questions concerning this inquiry.

Sincerely,

/s/ R. Jerry Giles

R. Jerry Giles, SVP/CFO